

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 30, 2007

Mr. George E. Deese, Chief Executive Officer and President
Flowers Foods, Inc
1919 Flowers Circle
Thomasville, Georgia 31757

>   **Re: Flowers Foods, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **Filed February 28, 2007**
>   **File No. 1-16247**
>
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 17, 2007**
>   **File No. 001-16247**

Dear Mr. Deese:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Customers, page 6

1.   We note that Wal-Mart/Sam's Club is your largest customer, representing 18% of your sales for 2006. Though we note your statement that your large customers "do not typically enter into long-term contracts," please tell us the nature of your arrangements

with Wal-Mart/Sam's Club and provide us with an analysis as to whether you are required to file as exhibits any contracts with Wal-Mart/Sam's Club. If any contract was filed as an exhibit to a prior filing, please revise the Form 10-K's exhibit list to identify the contract as an exhibit and indicate that the exhibit is incorporated by reference from the prior filing.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 18

2.   We note that you reference a scan-based trading technology on page 20. You note that for the fiscal year 2006, you recorded $477.3 million in sales through that technology. Please tell us the type of rights you hold in the technology and if the rights derived from a contractual arrangement, please file the contract as an exhibit.

Fifty-Two Weeks Ended December 30, 2006 Compared to Fifty-Two Weeks Ended December 31, 2005, page 24

Cash Flows Provided by Operating Activities, page 31

3.   Please identify the material components of the "certain non-cash items," which resulted in an adjustment of $61.0 million to net income, contributing to an increase in the cash flows provided by operating activities.

Schedule 14A filed April 17, 2007

4.   Please note that with respect to the following comments, we are only requiring that you confirm your compliance in future filings and also explain to us how you intend to comply.

Executive Compensation Generally, page 15

Role of Executive Officers in Compensation Decisions, page 16

5.   You reference "outside consultants," other than Towers Perrin, that are not identified anywhere in the disclosure. Consistent with the requirements of Item 407(e)(3)(iii) of Regulation S-K, identify such "outside consultants" and discuss the nature and scope of their assignments and the material elements of the instructions or directions given to each of the consultants with respect to the performance of their duties.

Cash Compensation, page 17

6.   Please explain what the terms "functional progression" and "internal value" mean or represent. Also disclose the weight assigned to internal value in establishing salary grades.

7.   We note that the base salary of the named executive officers is determined according to salary grades that are established based on internal value assigned to the executives and "external comparisons to relevant positions in published compensation surveys provided by independent compensation consultants." This suggests that the determination of the named executive officers' base salary incorporates an element of benchmarking. Consistent with Item 402(b)(xiv), please identify the companies comprising the benchmark against which the salary of the named executive officers is compared.

8.   You state that you use an average of food industry and general industry survey data when making market comparisons, and the data is adjusted to reflect pay for companies with annual revenues comparable to Flowers Foods. You also state that you set salary and target bonus percentages that "approximate the 50th percentile of the Relevant Market Sector." Please clarify whether the "Relevant Market Sector" is the general survey data, or includes the adjustment for companies with annual revenues comparable to Flowers Foods.

Bonus Plan, page 17

9.   Please disclose the actual performance goal ("EBITDA Goal") established for 2006 and disclose whether the goal was met. If you believe that you are not required to disclose the goal, please provide us with analysis supporting your position. See Instruction 4 to Item 402(b) of Regulation S-K; see also Staff Observations in the Review of Executive Compensation Disclosure, available at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm. To the extent that you have an appropriate basis for omitting the information, discuss how difficult it would be for you to achieve the undisclosed goal.

10.   We note that the compensation committee has the authority to set goals other than EBITDA and to use its discretion with respect to the payment of cash bonuses. Please describe the circumstances in which the compensation committee will determine appropriate to use measures other than EBITDA and to apply its discretion. Further, elaborate as to how discretion may be applied. For example, disclose whether there are any restrictions on how discretion may be applied, limiting the committee to either downgrade or upgrade the amount of the bonus. Also disclose whether discretion was applied in determining the bonus amounts for 2006. We note that Mr. Deese was awarded a bonus based on factors other than or in addition to EBITDA.

11.   In a related matter, we note that Mr. Deese was awarded a bonus amount significantly higher than the bonus awarded to other named executive officers. In fact, you note that Mr. Deese's bonus for 2006 was 31% higher than the amount he received in 2005 and that the rest of the named executive officers received, in the aggregate, an amount 19% higher that the amount paid to them in 2005. You attribute this to the Mr. Deese's individual performance and the financial results. Similarly, we note that the amounts represented by the stock and option awards received by Mr. Deese were higher than the amounts awarded to other named executive officers. Please revise your disclosure to discuss in more detail the reasons for awarding the named executive officers bonus

amounts and stock and options awards that significantly differ in value. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release 33-8732A. If policies or decisions relating to a named executive officer are materially different from the other officers, discuss this on an individualized basis.

Long-Term Incentive Compensation, page 18

12.   Please discuss in some detail the rationale for setting the option and stock awards for 2006 at the disclosed levels.

Potential Payments Upon Termination or Change in Control, page 28

13.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. George E. Deese
Flowers Foods, Inc
November 30, 2007
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: A. N. Parker
       C. Moncada-Terry